Exhibit 11



                            CORDIS CORPORATION
                 COMPUTATION OF PRIMARY EARNINGS PER SHARE
              Three Months Ended September 30, 1995 and 1994
                                (Unaudited)
              (Dollars in thousands except per share amounts)



                                              1995      1994

Net income                                $ 15,089  $ 11,633

Common shares (000):

Weighted average common shares
  outstanding                               16,421    16,029

Equivalent shares from outstand-
  ing options (1)                              532       515

Total                                        16,953   16,544

Earnings per share                        $    .89  $    .70



(1) Computed using the treasury stock method based on the average price during the periods.

      NOTE: The computation of earnings per share on the fully diluted basis is the same as that set forth above.